MUTUAL OF AMERICA

MUTUAL OF AMERICA
LIFE INSURANCE COMPANY

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1562
212 224 2518 FAX

THOMAS L. MARTIN
EXECUTIVE VICE PRESIDENT AND
DEPUTY GENERAL COUNSEL
CORPORATE LAW

April 30, 2010

Via EDGAR correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:          Mutual of America Separate Account No. 2

Post-Effective Amendment to Registration Statement on Form N-4

(File no. 033-05609 and 811-03996, 457 Contracts)

Filed pursuant to Rule 485(a) of the Securities Act of 1933

Commissioners:

As in-house counsel for Mutual of America Life Insurance Company, I participated in the preparation of the above referenced Post-Effective Amendment filed on the date hereof.  Such Post-Effective Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(B) of the Securities Act of 1933.

Sincerely,

/s/ Thomas L. Martin

Thomas L. Martin
Exeuctive Vice President and
Deputy General Counsel